Unaudited Reconciliation of Certain Non-IFRS Financial Information
Some of the financial information presented in Exhibits 99.1 and 99.2 to the Report on Form 6-K dated February 16, 2016 contains non-IFRS financial measures, including Operational EBIT, Operational EBITDA, Operational Revenues, ROCE, Operational EBIT % (Margin) and Underlying EPS. We discuss below how we define and calculate these non-IFRS measures.
Non-IFRS Financial Measures
Operational EBIT and Operational EBITDA. Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized internal margin, change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses, and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBITDA is a non-IFRS financial measure, calculated by adding depreciation to Operational EBIT. Operational EBIT and Operational EBITDA are used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT and Operational EBITDA provides useful information to investors. Our use of Operational EBIT and Operational EBITDA should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT and Operational EBITDA have limitations as analytical tools in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) these measures do not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) these measures do not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT and Operational EBITDA differently than we do, limiting their usefulness as comparative measures. Our Operational EBIT and Operational EBITDA at Group level and by country of origin are reconciled to EBIT below. Our Operational EBIT at segment level is reconciled in footnotes to our interim financial statements included in documents incorporated herein by reference.
Operational Revenue. Operational Revenue is a non-IFRS financial measure, calculated by excluding change in unrealized salmon derivatives from revenue and other income as set forth in our consolidated statement of comprehensive income prepared in accordance with IFRS. We exclude change in unrealized salmon derivatives from our revenue and other income as we believe it affects the comparability of our operational performance from period to period, given its non-operational nature. Our use of Operational Revenue should not be viewed as an alternative to revenue and other income, which is a measure calculated in accordance with IFRS. Operational Revenue has limitations as an analytical tool in comparison to revenue. Some of these limitations include the fact that changes in unrealized salmon derivatives may need to be cash settled at a future date. Our Operational Revenue is reconciled to revenue and other income in footnotes to our interim financial statements included in documents incorporated herein by reference.
ROCE. ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of comprehensive income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and net assets held for sale. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is set forth below.
Operational EBIT % (Margin). Operational EBIT % is a non-IFRS financial measure. We calculate Operational EBIT % by dividing Operational EBIT by Operational Revenue, each a non-IFRS financial measure. Management employs Operational EBIT % to assess operational performance of some of our segments, disregarding certain non-recurring and non-operational items, excluded from Operational EBIT and Operational Revenue. The usefulness of Operational EBIT % is inherently limited as further described in Operational EBIT and Operational Revenue paragraphs above. A table setting forth our calculation of Operational EBIT % is set forth below.
Underlying EPS. Underlying Earnings per Share, or Underlying EPS, is a non-IFRS financial measure. We calculate Underlying EPS by dividing Adjusted Operational EBIT, calculated as Operational EBIT net of accrued payable interest (net), minority share of profit and tax expense calculated based on estimated tax rates, divided by the weighted average number of shares outstanding during the period. Management employs Underlying EPS to assess our operational performance, disregarding non-operational items like amortized interest, net currency effects and net other financial items with the exception of cash costs, and not reflecting permanent and temporary differences in the computation of taxes. We view Underlying EPS as a useful tool reflecting our operational performance per ordinary share outstanding. The usefulness of Underlying EPS is inherently limited. Some of these limitations are that Underlying EPS does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations and Underlying EPS. A table setting forth our calculation of Underlying EPS is set forth below.
Operational EBITDA and EBIT

The following table reconciles our Group Operational EBITDA and Group Operational EBIT to EBIT in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Group Operational EBITDA	1 162	1 300	4 359	5 221
Depreciation	-325	-268	-1 252	-967
Group Operational EBIT	837	1 032	3 107	4 254
Change in unrealized internal margin	-13	-56	-19	-92
Change in unrealized salmon derivatives	-58	36	-112	54
Fair value uplift on harvested fish	-1 049	-1 278	-4 099	-5 518
Fair value adjustment on biological assets	2 071	1 791	4 189	5 008
Onerous contracts provision	-76	-126	-7	24
Restructuring cost	0	-3	-136	-53
Income/loss from associated companies	99	55	210	150
Impairment losses	-33	-25	-61	-24
Non-operational legal issues	0	0	22	-168
Group earnings before interest and taxes (EBIT)	1 778	1 426	3 093	3 633

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	809	881	2 868	3 047
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	-36	0	-92	0
Fair value uplift on harvested fish	-830	-918	-3 155	-3 670
Fair value adjustment on biological assets	1 858	1 725	3 362	3 869
Onerous contracts provision	-72	-127	-3	-20
Restructuring cost	0	0	0	0
Income/loss from associated companies	100	63	208	149
Impairment losses	-1	-7	-3	-7
Non-operational legal issues	0	0	0	0
EBIT - Salmon of Norwegian Origin	1 828	1 617	3 187	3 367

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	-30	-22	159	470
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	0	0	0	0
Fair value uplift on harvested fish	-85	-124	-392	-719
Fair value adjustment on biological assets	148	167	372	465
Onerous contracts provision	-3	1	-3	44
Restructuring cost	0	0	0	0
Income/loss from associated companies	-1	-8	3	1
Impairment losses	1	0	0	0
Non-operational legal issues	0	0	0	0
EBIT - Salmon of Scottish Origin	29	14	138	260

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	31	25	120	251
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	0	0	0	0
Fair value uplift on harvested fish	-58	-68	-232	-377
Fair value adjustment on biological assets	125	32	328	235
Onerous contracts provision	0	0	0	0
Restructuring cost	0	0	1	0
Income/loss from associated companies	0	0	0	0
Impairment losses	-1	0	-1	0
Non-operational legal issues	0	0	0	0
EBIT - Salmon of Canadian Origin	98	-10	216	110

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	-181	6	-466	317
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	0	0	0	0
Fair value uplift on harvested fish	-30	-86	-140	-482
Fair value adjustment on biological assets	-6	-148	8	258
Onerous contracts provision	0	0	0	0
Restructuring cost	0	-2	-84	-2
Income/loss from associated companies	0	0	0	0
Impairment losses	-8	0	-36	0
Non-operational legal issues	0	0	22	0
EBIT - Salmon of Chilean Origin	-226	-229	-697	91

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	1	9	81	33
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	0	0	0	0
Fair value uplift on harvested fish	-22	-30	-154	-77
Fair value adjustment on biological assets	-2	9	148	91
Onerous contracts provision	0	0	0	0
Restructuring cost	0	0	0	0
Income/loss from associated companies	0	0	0	0
Impairment losses	0	0	0	0
Non-operational legal issues	0	0	0	0
EBIT - Salmon of Irish Origin	-23	-12	75	47

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	47	44	42	165
Change in unrealized internal margin	0	0	0	0
Change in unrealized salmon derivatives	0	0	0	0
Fair value uplift on harvested fish	-22	-53	-22	-193
Fair value adjustment on biological assets	58	5	85	86
Onerous contracts provision	0	0	0	0
Restructuring cost	0	0	0	0
Income/loss from associated companies	0	0	0	0
Impairment losses	0	0	0	0
Non-operational legal issues	0	0	0	0
EBIT - Salmon of Faroese Origin	83	-5	105	57

The following table reconciles Operational EBIT to EBIT for other including allocation to third party in NOK million for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Other incl alloc 3rd party	160	89	302	-28
Change in unrealized internal margin	-13	-56	-19	-92
Change in unrealized salmon derivatives	-22	36	-21	54
Fair value uplift on harvested fish	-3	0	-4	0
Fair value adjustment on biological assets	-110	1	-114	3
Onerous contracts provision	0	0	0	0
Restructuring cost	0	-1	-53	-51
Income/loss from associated companies	0	0	-1	0
Impairment losses	-23	-18	-21	-17
Non-operational legal issues	0	0	0	-168
EBIT - Other incl alloc 3rd party	-11	51	69	-299

The sum of the reconciliation tables by origin (Norwegian, Scottish, Canadian, Chilean, Irish and Faroese) and Other including allocation to third party equals the Group total.

Operational EBIT: NOK per KG

The following table reconciles Group level Operational EBIT to EBIT in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Group Operational EBIT	7.57	9.81	7.39	10.16
Change in unrealized internal margin	-0.11	-0.53	-0.05	-0.22
Change in unrealized salmon derivatives	-0.52	0.35	-0.27	0.13
Fair value uplift on harvested fish	-9.49	-12.16	-9.76	-13.17
Fair value adjustment on biological assets	18.73	17.04	9.97	11.96
Onerous contracts provision	-0.68	-1.20	-0.02	0.06
Restructuring cost	0.00	-0.03	-0.32	-0.13
Income/loss from associated companies	0.89	0.53	0.50	0.36
Impairment losses	-0.30	-0.24	-0.14	-0.06
Non-operational legal issues	0.00	0.00	0.05	-0.40
Group EBIT	16.09	13.56	7.36	8.67

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	12.14	12.59	11.26	11.81
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	-0.54	0.00	-0.36	0.00
Fair value uplift on harvested fish	-12.45	-13.12	-12.38	-14.23
Fair value adjustment on biological assets	27.89	24.67	13.20	14.99
Onerous contracts provision	-1.08	-1.81	-0.01	-0.08
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	1.49	0.90	0.82	0.58
Impairment losses	-0.02	-0.10	-0.01	-0.03
Non-operational legal issues	0.00	0.00	0.00	0.00
EBIT - Salmon of Norwegian Origin	27.43	23.12	12.51	13.05

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	-2.10	-3.42	3.16	9.62
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00	0.00
Fair value uplift on harvested fish	-6.02	-19.38	-7.81	-14.72
Fair value adjustment on biological assets	10.47	26.19	7.41	9.53
Onerous contracts provision	-0.24	0.11	-0.07	0.89
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	-0.07	-1.23	0.05	0.01
Impairment losses	0.05	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00	0.00
EBIT - Salmon of Scottish Origin	2.08	2.27	2.75	5.33

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	3.32	3.69	3.00	9.40
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00	0.00
Fair value uplift on harvested fish	-6.13	-9.98	-5.79	-14.11
Fair value adjustment on biological assets	13.36	4.76	8.18	8.80
Onerous contracts provision	0.00	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.02	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	-0.07	0.00	-0.02	0.00
Non-operational legal issues	0.00	0.00	0.00	0.00
EBIT - Salmon of Canadian Origin	10.48	-1.52	5.40	4.10

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	-12.28	0.35	-7.46	4.70
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00	0.00
Fair value uplift on harvested fish	-2.01	-5.16	-2.25	-7.14
Fair value adjustment on biological assets	-0.44	-8.89	0.13	3.82
Onerous contracts provision	0.00	0.00	0.00	0.00
Restructuring cost	0.00	-0.12	-1.35	-0.03
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	-0.57	0.00	-0.58	0.00
Non-operational legal issues	0.00	0.00	0.35	0.00
EBIT - Salmon of Chilean Origin	-15.29	-13.81	-11.16	1.35

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	0.22	4.49	8.33	5.20
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00	0.00
Fair value uplift on harvested fish	-8.02	-14.57	-15.79	-12.26
Fair value adjustment on biological assets	-0.66	4.19	15.21	14.54
Onerous contracts provision	0.00	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00	0.00
EBIT - Salmon of Irish Origin	-8.45	-5.90	7.75	7.48

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	16.06	13.15	14.43	14.28
Change in unrealized internal margin	0.00	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00	0.00
Fair value uplift on harvested fish	-7.50	-16.07	-7.50	-16.78
Fair value adjustment on biological assets	19.81	1.37	28.98	7.48
Onerous contracts provision	0.00	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00	0.00
EBIT - Salmon of Faroese Origin	28.37	-1.55	35.92	4.98

NIBD, ROCE, Adjusted EBIT

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to Non-current interest-bearing debt, for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Adjusted EBIT	832	1 039	2 987	4 289
Fair value uplift on harvested fish	-1 049	-1 278	-4 099	-5 518
Fair value adjustment on biological assets	2 071	1 791	4 189	5 008
Onerous contracts provision	-76	-126	-7	24
Other Non-operating legal items	0	0	22	-168
EBIT	1 778	1 426	3 093	3 633

Net interest-bearing debt (NIBD)	9 592	9 268	9 592	9 268
Cash	689	1 408	689	1 408
Current interest bearing debt	-2	-7	-2	-7
Non-current interest bearing debt	10 279	10 669	10 279	10 669

NIBD	9 592	9 268	9 592	9 268
Net assets held for sale	-17	-19	-17	-19
Total Equity	18 187	14 718	18 187	14 718
Fair value on biological assets	-2 343	-2 258	-2 343	-2 258
Onerous contracts provision	138	131	138	131
Capital employed as of the end of the period	25 557	21 840	255 557	21 840
Average capital employed 1)	25 467	20 751	23 698	21 259
Adjusted EBIT	832	1 039	2 987	4 289
ROCE 2)	13.1%	20.0%	12.6%	20.2%
__________________________

(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year.

(2)	ROCE for the three months ended December 31, 2015 and 2014 is calculated as annualized adjusted EBIT (Adjusted EBIT times four) divided by the average capital employed for the quarter.

Underlying EPS

The following tables set forth our calculation of Underlying EPS for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million)
	(Unaudited)

Operational EBIT	837	1 032	3 107	4 254
Accured payable interest (net)	-52	-91	-266	-375
Calculated tax expense	-214	-248	-768	-998
Minority share of profit	-0.3	-0.5	-0.6	-3.9

Op EBIT adj for above items	571	692	2 072	2 877
Shares outstanding (average)	450 085 652	410 336 788	440 906 427	410 336 788

Underlying EPS (NOK per share)	1.27	1.69	4.70	7.01

The number of shares is retroactively adjusted to reflect the 10:1 share consolidation that was carried out in January 2014.

Operational EBIT % (Margin)

The following table sets forth our calculation of Group Operational EBIT % for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014. Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million except Operational EBIT %)
	(Unaudited)
Group Operational EBIT	837	1 032	3 107	4 254
Operational revenues	8 060	6 863	27 959	25 496
Group Operational EBIT %	10.4%	15.0%	11.1%	16.7%

The following table sets forth our calculation of Operational EBIT % for the Consumer Products segment for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million except Operational EBIT %)
	(Unaudited)
Operational EBIT - Consumer Products	89	117	176	119
Operational revenues	3 408	2 863	10 429	9 235
Operational EBIT% - Consumer Products	2.6%	4.1%	1.7%	1.3%

The following table sets forth our calculation of Operational EBIT % for the Markets division for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million except Operational EBIT %)
	(Unaudited)
Operational EBIT - Markets	139	154	587	518
Operational revenues	5 628	4 778	20 375	18 857
Operational EBIT % - Markets	2.5%	3.2%	2.9%	2.7%

The following table sets forth our calculation of Operational EBIT % for the Farming segment for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million except Operational EBIT %)
	(Unaudited)
Operational EBIT - Farming	497	697	2 136	3 651
Operational revenues	4 693	4 029	17 119	16 249
Operational EBIT % - Farming	10.6%	17.3%	12.5%	22.5%

The following table sets forth our calculation of Operational EBIT % for the Feed segment for the three months ended December 31, 2015 and 2014, and the year ended December 31, 2015 and 2014:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(in NOK million except Operational EBIT %)
	(Unaudited)
Operational EBIT - Feed	74	61	192	47
Operational revenues	946	652	2 868	1 215
Operational EBIT% - Feed	7.8%	9.3%	6.7%	3.9%